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                            April 29, 2021

       Steven Orbuch
       Chief Executive Officer
       Sculptor Acquisition Corp I
       9 West 57th Street, 39th Floor
       New York, NY 10019

                                                        Re: Sculptor
Acquisition Corp I
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 5,
2021
                                                            CIK No. 0001853594

       Dear Mr. Orbuch:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted April 5, 2021

       General

   1. Please clarify whether an Affiliated Joint Acquisition (as that term is used in the
                                                        Registration Statement)
could include a transaction pursuant to which a target company is acquired in conjunction
with another blank check company.
 Steven Orbuch
FirstName   LastNameSteven
Sculptor Acquisition  Corp I Orbuch
Comapany
April       NameSculptor Acquisition Corp I
       29, 2021
April 229, 2021 Page 2
Page
FirstName LastName
Principal Shareholders, page 139

2. Please revise footnote (3) to disclose the person with voting and investment power over the securities held in the name of your sponsor. In this regard we note that Mr. Levin is both the CEO and CIO of Sculptor Capital Management, Inc., the entity which controls your sponsor, and that "In his role, Mr. Levin oversees all aspects of the Firm's investment
         portfolios...and mak[es] key operating decisions."
       You may contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at 202-551-3783 or Pam Howell at 202-551-3357 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Michael Littenberg, Esq.